SEC FILE NUMBER: 001-34887

CUSIP NUMBER: 62526P 505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I – REGISTRANT INFORMATION

MULLEN AUTOMOTIVE INC.

Full Name of Registrant

N/A

Former Name if Applicable

1405 Pioneer Street

Address of Principal Executive Office (Street and Number)

Brea, CA 92821

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Mullen Automotive Inc. (the “Company”) will file its Annual Report on Form 10-K for the fiscal year ended September 30, 2024 within the fifteen-day extension (by January 14, 2025) period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. It is continuing to perform US GAAP fair value analysis on assets and revenue recognition with respect to the Company’s business and operations. The Company requires additional time to finalize the financial statements and other disclosures in the Annual Report.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jonathan New, Chief Financial Officer	714	613-1900
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The change in consolidated results of operations cannot currently be estimated as the Company is continuing to perform US GAAP fair value analysis on assets and revenue recognition with respect to the Company’s business and operations. Once completed, the Company will be able to finalize the preparation of, and its independent registered accountants can complete the examination on, the consolidated financial statements for the fiscal year ended September 30, 2024. The Company will file its Annual Report on Form 10-K for the fiscal year ended September 30, 2024 within the fifteen-day extension (by January 14, 2025) period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements,” which may be identified by the use of words such as “anticipates,” “will,” “believes,” “intends,” “plans,” “expects” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements and expectations about the Company’s results and the timing of the filing of its Annual Report on Form 10-K for the year ended September 30, 2024. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that, upon completion of further procedures, the financial results for the year ended September 30, 2024 are different than the information described in this Form 12b-25, and the risk that the Company is unable to complete its closing procedures in a timely manner to file its Annual Report on Form 10-K, as well as those risks and uncertainties described in the sections entitled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K with the Securities and Exchange Commission (“SEC”) and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

MULLEN AUTOMOTIVE INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 30, 2024	By:	/s/ Jonathan New
Jonathan New
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

3